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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION
(Name of Subject Company)

THE KEYW HOLDING CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493723100
(CUSIP Number of Class of Securities)

William J. Weber
President and Chief Executive Officer
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076
(443) 733-1600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick S. Green Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Philip Luci Jr. Executive Vice President & General Counsel The KeyW Holding Corporation 7740 Milestone Parkway Suite 400 Hanover, MD 21076 (443) 733-1600	Jonathan F. Wolcott, Esq. Holland & Knight LLP 1650 Tysons Boulevard, Suite 1700 Tysons, VA 22102 (703) 720-8600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is The KeyW Holding Corporation, a Maryland corporation ("KeyW", the "Company" or "we"). KeyW's principal executive offices are located at 7740 Milestone Parkway, Hanover, Suite 400, Maryland 21076, and its telephone number is (443) 733-1600.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is KeyW's shares ("Shares") of common stock, par value $0.001 per share ("Common Stock"). As of May 9, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, there were 50,201,126 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of KeyW, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.keywcorp.com. The information on the Company's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Atom Acquisition Sub, Inc., a Maryland corporation ("Merger Sub") and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation ("Parent" or "Jacobs"), to purchase, subject to certain conditions set forth in the Merger Agreement, as defined below, including the satisfaction of the Minimum Condition, as defined below, all of the outstanding Shares at a purchase price of $11.25 per Share, payable net to the seller in cash, without interest (the "Offer Price") and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2019 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on May 13, 2019 by Merger Sub and Parent (together with any amendments and supplements thereto, the "Schedule TO").

        The Offer and withdrawal rights will expire at one minute after 11:59 p.m. New York City time on June 11, 2019 (the "Expiration Time", unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event "Expiration Time" shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire).

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 21, 2019 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Merger Sub and the Company. A summary of the material terms of the Merger Agreement is contained in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions set forth in the Merger Agreement, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), together with Shares (if any) then owned by Parent and its direct or indirect wholly-owned subsidiaries, represents at least a majority of the Shares then outstanding (the "Minimum Condition"). The conditions of the Offer are described further in Section 15—"Conditions of the Offer" of the Offer to Purchase.

        The Merger Agreement provides, among other things, that upon the terms and subject to the conditions of the Offer, including the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions of the Offer, promptly (and in any event no later than one (1) business day) after the Expiration Time, Merger Sub will accept for purchase and payment all Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (the time of acceptance for payment, the "Acceptance Time"). As soon as reasonably practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, Merger Sub will be merged with and into the Company (the "Merger") without a vote of the stockholders of the Company in accordance with Section 3-106.1 of the Maryland General Corporation Law ("MGCL"), with the Company continuing as the surviving company (the "Surviving Company") in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent. The date and time at which the Merger becomes effective is referred to as the "Effective Time." Upon the consummation of the Merger, the Company will cease to be a publicly traded company. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions." A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the information set forth in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference.

        According to the Offer to Purchase, the principal office of Merger Sub is located at 1999 Bryan Street, Suite 1200, Dallas, Texas, 75201, and its telephone number is (214) 583-8500, and the principal office of Parent is located at 1999 Bryan Street, Suite 1200, Dallas, Texas, 75201, and its telephone number is (214) 583-8500.

        For the reasons described below, the Company's Board of Directors (the "Board of Directors" or the "Board") supports the Offer, the Merger and the other Transactions and recommends that the Company's stockholders tender their Shares to Merger Sub pursuant to the Offer.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Merger Sub and Parent and their Affiliates.

Merger Agreement

        On April 21, 2019, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—"The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company's and Parent's other public filings.

Confidentiality Agreement

        The Company and Parent entered into a customary agreement regarding confidentiality, dated February 14, 2019 (the "Confidentiality Agreement") in connection with a possible transaction involving the Company. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, Parent and its representatives would keep the "Confidential Information" (as defined in the Confidentiality Agreement) strictly confidential and would not disclose, or cause or permit to be disclosed, any Confidential Information in any manner whatsoever, and would not use any Confidential Information except to evaluate and engage in discussions regarding a possible transaction with the Company.

        The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that terminated upon entry into the Merger Agreement by the Company.

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9). As described in more detail below, these interests include:

  •
  the cancellation and payment in respect of all outstanding Company stock options, restricted stock, restricted stock unit awards, performance stock unit awards, and long-term incentive share rights;

  •
  the potential receipt of certain payments and benefits under individual executive severance agreements upon certain types of terminations of employment following the consummation of the Transactions; and

  •
  the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

        For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, including compensation arrangements, please see the information under the headings "Executive Compensation" and "The Board of Directors and Committees—Director Compensation" of the Company's Definitive Proxy Statement on Schedule 14A, filed by the Company on April 9, 2019 in connection with its annual meeting of stockholders, and the information under the heading "Item 1.01 Entry into a Material Definitive Agreement" of the Current Report on Form 8-K filed by the Company on April 21, 2019 in connection with entering into the Merger Agreement, which excerpts are incorporated herein by reference as Exhibits (e)(34) and (e)(35), respectively

Outstanding Shares Held by Non-Employee Directors and Executive Officers

        If our executive officers and non-employee directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders. If any of such executive officers and non-employee directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and non-employee directors will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company.

        The following table sets forth (i) the number of Shares beneficially owned as of April 22, 2019, by each of our executive officers and non-employee directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company stock options, unvested Company restricted stock, unvested Company restricted stock unit awards, unearned Company performance stock unit awards, and unearned Company long-term incentive share unit awards, (see "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Director Compensation" for additional details)) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price if the individual accepted the Offer and tendered his or her Shares, or if the individual did not tender his or her Shares but the Merger occurred.

Name of Executive Officer or Non-Employee Director	Number of Shares (#)	Cash Consideration for Shares ($)
Mike Alber	19,000	$213,750
Deborah Bonanni	25,846	$290,768
Bill Campbell	44,233	$497,621
Kirk Herdman	5,000	$56,250
Shep Hill	8,518	$95,828
Chris Inglis	9,346	$105,143
Phil Luci	56,757	$638,516
Ken Minihan	32,346	$363,893
Art Money	35,508	$399,465
Caroline Pisano(1)	1,223,140	$13,760,325
Marion Ruzecki	—	—
Mark Sopp	69,346	$780,143
John Sutton	535	$6,019
Bill Weber	47,528	$534,690
All of our current non-employee directors and executive officers as a group	1,577,103	$17,742,411

(1)
Shares deemed to be beneficially owned by Caroline S. Pisano include: (i) shares held by Ms. Pisano herself; (ii) 340,197 shares of common stock held by The Caroline S. Pisano 2009 Irrevocable Trust and (iii) 5,000 shares owned by her mother who resides in her household. Ms. Pisano has voting and dispositive power over the shares beneficially owned by the trust.

Treatment of Company Equity Awards

        Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Company restricted stock unit, unvested restricted stock award, performance stock unit, stock option, and award of Long-Term Incentive Shares will be cancelled in exchange for a lump sum cash payment equal to (i) the merger consideration (less the applicable exercise price, in the case of each stock option), multiplied by (ii) (1) for each restricted stock unit, restricted stock award and stock option, the number of Shares subject to such award, (2) for each performance stock unit, the number of Shares subject to such award that would vest based on the target level of achievement of the applicable performance metrics, and (3) for each Long-Term Incentive Share, the number of Shares that the holder of such award would receive if the highest price per Share target applicable to such award was achieved, less the number of Shares that the holder of such award previously received in respect of such award upon prior achievement of price per Share targets. These payments will be made not later than ten (10) business days after the Effective Time, less any withholding taxes. Any post-settlement holding period or similar sale restriction applicable to Shares received in respect of an award of Company Long-Term Incentive Shares shall lapse immediately prior to the Effective Time.

        Options.    The approximate pre-tax value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her Company Options under the terms of the Merger Agreement (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Company Options prior to the Effective Time) is set forth in the table below. This information is based on the number of Company Options held by the

Company's directors and executive officers as of April 22, 2019. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Options	Cash Consideration for Vested Company Options ($)
Directors
Deborah Bonanni	—	$—
Bill Campbell	22,500	$40,675
Shep Hill	—	$—
Chris Inglis	—	$—
Ken Minihan	27,500	$144,425
Art Money	27,500	$144,425
Caroline Pisano	—	$—
Mark Sopp	—	$—
Executive Officers
Bill Weber	—	$—
Mike Alber	—	$—
Kirk Herdman	—	$—
Phil Luci	9,000	$34,560
Marion Ruzecki	—	$—
John Sutton	—	$—

        Unvested Restricted Stock.    The approximate pre-tax value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her shares of unvested Company Restricted Stock under the terms of the Merger Agreement is set forth in the table below. This information is based on the number of shares of unvested Company Restricted Stock held by the Company's directors and executive officers as of April 22, 2019.

Name of Executive Officer or Director	Number of shares of Unvested Company Restricted Stock	Cash Consideration for Unvested Company Restricted Stock in the Merger ($)
Directors
Deborah Bonanni	29,757	$334,766
Bill Campbell	29,757	$334,766
Shep Hill	29,757	$334,766
Chris Inglis	29,757	$334,766
Ken Minihan	29,757	$334,766
Art Money	29,757	$334,766
Caroline Pisano	44,635	$502,144
Mark Sopp	29,757	$334,766
Executive Officers
Bill Weber	25,000	$281,250
Mike Alber	—	$—
Kirk Herdman	—	$—
Phil Luci	—	$—
Marion Ruzecki	—	$—
John Sutton	—	$—

        Warrants.    At the Effective Time, each outstanding warrant to purchase Company common stock will terminate and be cancelled as of immediately prior to the Effective Time for no consideration.

        As of April 22, 2019, one warrant to purchase Company common stock was held by one Company director and no executive officers held warrants. As the exercise price of the warrant held by the Company director is above the Offer Price, as of April 22, 2019, such warrant is not in-the-money and therefore no payment would be made with respect to such warrant held in connection with the Merger.

        Restricted Stock Unit Awards.    The approximate pre-tax value of the cash payments that each executive officer of the Company will receive in exchange for cancellation of his or her Company unvested RSUs under the terms of the Merger Agreement is set forth in the table below. This information is based on the number of Company RSUs held by the Company's executive officers as of April 22, 2019. As of April 22, 2019, none of our non-employee directors held an award of Company RSUs.

Name of Executive Officer	Number of Unvested Company RSUs	Cash Consideration for Unvested Company RSUs ($)
Bill Weber	80,290	$903,263
Mike Alber	43,209	$486,101
Kirk Herdman	31,089	$349,751
Phil Luci	31,360	$352,800
Marion Ruzecki	18,640	$209,700
John Sutton	45,521	$512,111

        Performance Stock Unit Awards.    The approximate pre-tax value of the cash payments that each executive officer of the Company will receive in exchange for cancellation of his or her Company unearned PSUs under the terms of the Merger Agreement is set forth in the table below. This information is based on the number of Company PSUs held by the Company's executive officers as of April 22, 2019. As of April 22, 2019, none of our non-employee directors held an award of Company PSUs.

Name of Executive Officer	Number of Unvested/Unearned Company PSUs	Cash Consideration for Unvested/Unearned Company PSUs ($)
Bill Weber	104,685	$1,177,706
Mike Alber	53,656	$603,630
Kirk Herdman	40,963	$460,834
Phil Luci	42,052	$473,085
Marion Ruzecki	23,147	$260,404
John Sutton	58,571	$658,924

        Long-Term Incentive Share Awards.    The approximate value of the cash payments that each executive officer of the Company will receive in exchange for cancellation of his or her Company Long-Term Incentive Shares is set forth in the table below. This information is based on the number of Company Long-Term Incentive Shares held by the Company's executive officers as of April 22, 2019. As of April 22, 2019, none of our non-employee directors held rights to Company Long-Term Incentive Shares.

Name of Executive Officer	Number of Company Long-Term Incentive Shares	Cash Consideration for Company Long-Term Incentive Shares ($)
Bill Weber	400,000	$4,500,000
Mike Alber	375,000	$4,218,750
Kirk Herdman	150,000	$1,687,500
Phil Luci	100,000	$1,125,000
Marion Ruzecki	100,000	$1,125,000
John Sutton	200,000	$2,250,000

        Since March 14, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Company stock options, or the settlement of Company restricted stock unit awards, performance stock unit awards or long-term incentive share awards, or with respect to restricted stock that became vested, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Company stock options prior to the consummation of the Offer to the extent that such Company stock options are vested in accordance with their terms.

Employment Arrangements

        Bill Weber.    In August 2015, the Company appointed William J. ("Bill") Weber as President and Chief Executive Officer, effective October 1, 2015, and entered into an employment agreement with Mr. Weber. Under the terms of Mr. Weber's employment agreement, he is entitled to receive an annual salary of $450,000 (which annual salary has since increased to $540,800) and is eligible to participate in the Company's Annual Incentive Plan ("AIP"), both of which may be adjusted by the Board of Directors of the Company from time to time. Other benefits currently provided to Mr. Weber include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Mr. Weber's employment is terminated without "cause", for "disability" or if he terminates his employment for "good reason" (in each case as defined in his employment agreement), Mr. Weber will be entitled to: (i) severance of two times his then current base salary plus the product of his then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of one (1) year provided that he signs and does not revoke a general release of claims against the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or two (2) years following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if, within one year following a "change of control" (as defined in Mr. Weber's employment agreement), Mr. Weber's employment is terminated without "cause" or if he terminates his employment for "good reason", then Mr. Weber will be entitled to receive: (i) his then current base salary for a period of two (2) years, payable in equal installments and in accordance with the Company's normal payroll practices, (ii) an amount equal to the maximum AIP bonus available to Mr. Weber for the year in which the termination occurs, (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or two (2) years following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The employment agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Mr. Weber's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Mr. Weber (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

        Mike Alber.    On May 23, 2016, the Company appointed Michael J. ("Mike") Alber as Chief Financial Officer and Executive Vice President, effective June 13, 2016, and entered into an employment agreement with Mr. Alber. Under the terms of Mr. Alber's employment agreement, he is currently entitled to receive an annual salary of $425,000 and is eligible to participate in the Company's AIP, both of which may be adjusted by the Board of Directors of the Company from time to time. Other benefits currently provided to Mr. Alber include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Mr. Alber's employment is terminated without "cause", for "disability" or if he terminates his employment for "good reason" (in each case as defined in his employment agreement), Mr. Alber will be entitled to: (i) severance of one and a half times his then current base salary plus the product of his then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of eighteen (18) months provided that he signs and does not revoke a general release of the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or eighteen (18) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if within one (1) year following a "change of control" (as defined in Mr. Alber's employment agreement), Mr. Alber's employment is terminated without "cause" or if he terminates his employment for "good reason", then Mr. Alber will be entitled to receive: (i) his then current base salary for a period of eighteen (18) months, payable in equal installments and in accordance with the Company's normal payroll practices; (ii) an amount equal to the maximum AIP bonus available to Mr. Alber for the year in which the termination occurs; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or eighteen (18) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Mr. Alber's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Mr. Alber (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

        Kirk Herdman.    On April 4, 2017, the Company appointed Kirk Herdman as Senior Vice President, Business Development. In connection with Mr. Herdman's appointment, the Company entered into an employment agreement, dated April 4, 2017, with Mr. Herdman. Thereafter, on October 10, 2017, the Company and Mr. Herdman entered into an amendment to the employment agreement, providing for a promotion of Mr. Herdman to Executive Vice President, Corporate Strategy and Business Development. Under the terms of Mr. Herdman's employment agreement, as amended, he is currently entitled to receive an annual salary of $330,000 and is eligible to participate in the Company's AIP, both of which may be adjusted by the Board of Directors of the Company from time to time. Other benefits currently provided to Mr. Herdman include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Mr. Herdman's employment is terminated without "cause", for "disability" or if he terminates his employment for "good reason" (in each case as defined in his employment agreement), Mr. Herdman will be entitled to: (i) severance of one times his then current base salary plus the product of 50% of his then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of twelve (12) months provided that he signs and does not revoke a general release of the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if within one (1) year following a "change of control" (as defined in Mr. Herdman's employment agreement), Mr. Herdman's employment is terminated without "cause" or if he terminates his employment for "good reason" (as defined in the employment agreement), then Mr. Herdman will be entitled to receive: (i) his then current base salary for a period of twelve (12) months, payable in equal installments and in accordance with the Company's normal payroll practices; (ii) an amount equal to the maximum AIP bonus available to Mr. Herdman for the year in which the termination occurs; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Mr. Herdman's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Mr. Herdman (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

        Phil Luci.    On August 24, 2016, the Company entered into an employment agreement with Mr. Luci. Thereafter, on May 10, 2017, the Company appointed Philip Luci, Jr., Executive Vice President, General Counsel and Corporate Secretary. Under the terms of Mr. Luci's employment agreement, as amended, he is entitled to receive an annual salary of $320,000 and is eligible to participate in the Company's AIP, both of which may be adjusted by the Board of Directors from time to time. Other benefits currently provided to Mr. Luci include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Mr. Luci's employment is terminated without "cause", for "disability" or if he terminates his employment for "good reason" (in each case as defined in his employment agreement), Mr. Luci will be entitled to: (i) severance of one times his then current base salary plus the product of 50% of his then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of twelve (12) months provided that he signs and does not revoke a general release of the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if within one (1) year following a "change of control" (as defined in Mr. Luci's employment agreement), Mr. Luci's employment is terminated without "cause" or if he terminates his employment for "good reason", then Mr. Luci will be entitled to receive: (i) his then current base salary for a period of twelve (12) months, payable in equal installments and in accordance with the Company's normal payroll practices; (ii) an amount equal to the maximum AIP bonus available to Mr. Luci for the year in which the termination occurs; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Mr. Luci's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Mr. Luci (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

        John Sutton.    On May 9, 2017, the Company appointed John Sutton as Chief Operating Officer and Executive Vice President, effective May 15, 2017 and entered into an employment agreement with Mr. Sutton. Under the terms of Mr. Sutton's employment agreement, as amended, he is currently entitled to receive an annual salary of $370,000 and is eligible to participate in the Company's AIP, both of which may be adjusted by the Board of Directors from time to time. Other benefits currently provided to Mr. Sutton include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Mr. Sutton's employment is terminated without "cause", for "disability" or if he terminates his employment for "good reason" (in each case as defined in his employment agreement), Mr. Sutton will be entitled to: (i) severance of one times his then current base salary plus the product of 80% of his then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of twelve (12) months provided that he signs and does not revoke a general release of the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if within one (1) year following a "change of control" (as defined in Mr. Sutton's employment agreement), Mr. Sutton's employment is terminated without "cause" or if he terminates his employment for "good reason", then Mr. Sutton will be entitled to receive: (i) his then current base salary for a period of twelve (12) months, payable in equal installments and in accordance with the Company's normal payroll practices; (ii) an amount equal to the maximum AIP bonus available to Mr. Sutton for the year in which the termination occurs; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Mr. Sutton's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Mr. Sutton (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

        Marion Ruzecki.    On May 9, 2017, the Company appointed Marion Ruzecki as Chief People Officer and Executive Vice President, effective June 12, 2017 and entered into an employment agreement with Ms. Ruzecki. Under the terms of Ms. Ruzecki's employment agreement, as amended, she is currently entitled to receive an annual salary of $275,000 and is eligible to participate in the Company's AIP, both of which may be adjusted by the Board of Directors from time to time. Other benefits currently provided to Ms. Ruzecki include personal time off, health insurance, officers and directors liability insurance and other standard company benefits.

        If Ms. Ruzecki's employment is terminated without "cause", for "disability" or if she terminates her employment for "good reason" (in each case as defined in her employment agreement), Ms. Ruzecki will be entitled to: (i) severance of one times her then current base salary plus the product of 50% of her then current base salary multiplied by a fraction, the numerator of which is the number of days that have elapsed between the first day of such calendar year and the termination date and the denominator of which is 365, such payments payable in equal installments over the period of twelve (12) months provided that she signs and does not revoke a general release of the Company and its affiliates; (ii) certain unpaid and/or pro-rated bonuses and incentive plan payments; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date.

        The employment agreement also provides that if within one (1) year following a "change of control" (as defined in Ms. Ruzecki's employment agreement), Ms. Ruzecki's employment is terminated without "cause" or if she terminates her employment for "good reason", then Ms. Ruzecki will be entitled to receive: (i) her then current base salary for a period of twelve (12) months, payable in equal installments and in accordance with the Company's normal payroll practices; (ii) an amount equal to the maximum AIP bonus available to Ms. Ruzecki for the year in which the termination occurs; (iii) reimbursement of health and dental insurance premiums for the lesser of the maximum COBRA period or twelve (12) months following the termination date; and (iv) any paid time off accrued, but unused, through the termination date. The agreement also contains non-solicitation and non-competition restrictions that extend for a one (1) year period following termination of Ms. Ruzecki's employment, as well as customary confidentiality restrictions.

        In the event of a "change of control", any outstanding equity awards held by Ms. Ruzecki (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level.

        The employment agreement also provides that, in the event that the aggregate payments and benefits to the executive upon a change in control would be subject to excise taxes due to the application of Section 280G of the Code, the payments and benefits will be reduced to an amount such that Section 280G would not apply, unless the executive would receive a greater after-tax benefit without such reduction and the payment of the excise tax.

Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions

Background

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our named executive officers whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on April 9, 2019, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        To the extent that any of our named executive officers' compensation arrangements are described in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates-Employment Arrangements" of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of May 3, 2019, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on May 3, 2019, the latest practicable date prior to the filing of this Schedule 14D-9;

  •
  each named executive officer's employment is terminated without "cause" or with "good reason" immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the cash Merger Consideration of $11.25 per Share.

	Cash Payment ($)(1)(2)	Health Care Benefits ($)(1)	Accelerated Vesting of Stock Options ($)(3)	Accelerated Vesting of Restricted Stock ($)(3)	Total ($)
Bill Weber	2,215,738	27,795	—	6,862,219	9,105,752
Mike Alber	1,540,436	25,169	—	5,308,481	6,874,086
Kirk Herdman	702,555	13,680	—	2,498,085	3,214,320
Phil Luci	668,627	15,339	—	1,950,885	2,634,851
John Sutton	1,007,845	18,252	—	3,421,035	4,447,132

(1)
All of our named executive officers' employment agreements provide for "double trigger" severance payments and health care benefits as follows: if within one (1) year following a "change of control" (as defined in the employment agreement), the named executive officer's employment is terminated without "cause" or if he terminates his employment for "good reason" (as defined in the employment agreement), the payments and healthcare benefits accrue.

(2)
Consists of salary continuation, the maximum Company Annual Incentive Plan bonus available to the named executive officer for calendar year 2019 and accrued but unused paid time off.

(3)
Reflects full vesting of stock options, restricted stock awards, restricted stock units, performance stock units and the Long-Term Incentive Shares in connection with a change of control, as provided in each named executive officer's employment agreements. Under each named executive officer employment agreement, upon a change of control, any outstanding equity awards held by the named executive officer (including any Long-Term Incentive Share rights) will vest immediately in full upon the change of control; provided that, pursuant to the Merger Agreement, any outstanding unvested PSUs will vest at the target level. All outstanding stock options have previously fully vested.

        We estimate that the hypothetical cash value of the aggregate amount payable to Ms. Ruzecki, the Company's only executive officer who is not a "named executive officer", pursuant to the terms of her employment agreement, including the value of accelerating her equity awards, would equal approximately $2,185,264, assuming that (1) the consummation of the Offer and the Merger occurred on May 3, 2019 and (2) Ms. Ruzecki is terminated without "cause" or she terminates her employment for "good reason" under her employment agreement immediately following the consummation of the Offer and the Merger.

Employee Benefits

        Pursuant to the Merger Agreement, Parent has agreed that each employee of the Company and its subsidiaries who continues to remain employed with the Company or its affiliates following the Effective Time (a "Continuing Employee") shall, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time (the "Continuation Period"), be provided with (i) an annual base salary or base wage that is no less favorable than as provided to such employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than as provided to such employee immediately prior to the Effective Time and, (iii) if such employee was provided a long-term incentive opportunity in the Company's 2019 fiscal year, a long-term incentive opportunity in Parent's fiscal year 2020 with a grant date fair value that is consistent with the Company's long-term incentive guidelines for 2019. Parent has agreed that, during the Continuation Period, Continuing Employees shall be provided with retirement, welfare and other employee benefits (excluding long term incentive opportunities) that are substantially comparable in the aggregate to those provided to such employees as of immediately prior to the Effective Time.

        Parent has also agreed that any Continuing Employee who is laid off, made redundant or whose employment is otherwise involuntarily terminated without cause during the twelve (12) month period following closing date (aside from employees who have individualized agreements with the Company or its subsidiaries) (the "Involuntarily Terminated Employees") shall receive severance payments and benefits under the Company's existing severance policy, or if more favorable in the aggregate, under the applicable severance plan or policy of Parent or its affiliates.

        If the closing date occurs in 2019, Parent shall pay to (1) each Continuing Employee who remains employed with Parent or its affiliates through September 30, 2019 and (2) each Involuntarily Terminated Employee who terminates employment on or before September 30, 2019 (the "Terminated Employees"), the 2019 annual bonus that such employee would have received under the Company's bonus plans based on the employee's actual performance, prorated through September 30, 2019 (or in the case of the Terminated Employees, through the date of such employee's termination of employment). The 2019 annual bonuses will be paid at the same time or times that Parent or the Surviving Company pay 2019 annual bonuses to similarly situated employees of Parent or its subsidiaries, but in no event later than December 31, 2019.

        Parent has agreed that Parent shall generally use commercially reasonable efforts to waive all pre-existing conditions, exclusions or waiting periods that could otherwise apply to any Continuing Employee and to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the closing date under the benefit plans provided for such employee following the closing date. From and after the closing date, Parent shall generally provide credit to Continuing Employees for their service recognized by the Company and its subsidiaries for purposes of eligibility, vesting, benefits, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company employee benefit plans.

        Pursuant to the Merger Agreement, the current purchase period under the Company's Employee Stock Purchase Plan (the "ESPP") will end no later than ten (10) days prior to the Effective Time or, if earlier, June 28, 2019, at which time each ESPP participant's accumulated contributions under the ESPP will be used to purchase Shares and then the Employee Stock Purchase Plan will be terminated prior to the Effective Time.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Section 16 Matters

        Prior to the Effective Time, the Company is required to use reasonable best efforts to take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of Company equity securities (including any derivative securities with respect to any equity securities of the Company) by each director or officer of the Company who is subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are exempt under Exchange Act Rule 16b-3.

Rule 14d-10(d) Matters

        In connection with approving the Company's entry into the Merger Agreement and the Transactions, the Board of Directors approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any holder of Common Stock, including any arrangements to be effected in accordance with the Merger Agreement, pursuant to which employment compensation, severance or other benefits is paid to such holder as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

        Parent has had preliminary discussions with certain of our executive officers regarding the possibility of continuing roles with Parent or the Surviving Company following the Merger. These discussions have not included specific terms of compensation, positions or titles.

        It is possible that these or other members of our current management team will enter into new employment or compensation arrangements with Parent or the Surviving Company. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. To the extent any such arrangements with our existing management team are agreed to with Parent, the Surviving Company or their affiliates, such arrangements are expected to be entered into after the completion of the Offer and would not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

        Members of the Board of Directors, other than directors who are Company employees, are compensated for their services, as follows:

  •
  Annual retainer of $45,000 for Board service with the Chairman of the Board receiving a retainer of $75,000;

  •
  Audit Committee chairperson retainer of $15,000;

  •
  Compensation Committee chairperson retainer of $10,000;

  •
  Nominating and Corporate Governance Committee chairperson retainer of $7,500; and

  •
  Reimbursement for out-of-pocket expenses incurred in connection with attendance at Board of Directors meetings and Committee meetings.

Indemnification of Directors and Officers; Insurance

        The Merger Agreement requires that, prior to the Effective Time, the Company will and, if the Company is unable to, Parent will cause the Surviving Company as of the Effective Time to, obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance, employment practices liability insurance and fiduciary liability insurance (collectively, "D&O Insurance") with benefits and levels of coverage at least as favorable as the Company's existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions); provided, that the Company will not be required to expend an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. If the Company fails to obtain such "tail" insurance policies as of the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, continue to maintain for at least six years after the Effective Time the D&O Insurance that was in place as of the date of the Merger Agreement with benefits and levels of coverage at least as favorable as provided in the Company's existing policies, or the Surviving Company will, and Parent will cause the Surviving Company to, purchase comparable D&O Insurance for such six year period with benefits and levels of coverage at least as favorable as provided in the Company's existing policies; provided, that none of the Company, Parent or the Surviving Company will be required to expend for such policies, an annual amount in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement; and, provided, further, that if the premium for such insurance coverage exceeds such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        In addition, for a period of six years from and after the Effective Time, Parent will, and will cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable and documented attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the Transactions)), arising out of the fact that such Indemnified Party is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another person prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Maryland law, any applicable indemnification agreement in effect on the date of the Merger Agreement (and made available to Parent prior to the date of the Merger Agreement) to which such person is a party, the articles of incorporation of the Company or the bylaws of the Company in effect on the date of the Merger Agreement to indemnify such person (and Parent and the Surviving Company will also advance expenses as incurred in the defense of any proceedings with respect to the matters subject to indemnification pursuant to the terms of the Merger Agreement to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Recommendation of the Board.

        The Board has adopted resolutions unanimously among those voting: (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth therein, (iii) resolving that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer, and (iv) resolving to recommend to the stockholders of the Company that they accept the Offer and tender their Shares pursuant to the Offer.

        Accordingly, and for other reasons described in more detail below, the Board of Directors recommends that holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Item 4.    The Solicitation or Recommendation

Background of Offer and Merger

        In the ordinary course of its business, the Board of Directors, with the assistance of the Company's senior management team and the Company's advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company's strategy as a stand-alone company, a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to enhance stockholder value, as well as a review of the potential benefits and risks associated with each such course of action. As part of this process, at the direction of the Board of Directors, the Company engaged Guggenheim Securities, LLC ("Guggenheim Securities") as financial advisor to assist the Company in evaluating certain potential strategic alternatives available to the Company, and entered into a formal engagement with Guggenheim Securities on August 3, 2018. The determination to engage Guggenheim Securities to act as the Company's financial advisor was based on, among other things, the qualifications of Guggenheim Securities and its familiarity with KeyW.

        During the period from October 2018 through early February 2019, William J. Weber, President and Chief Executive Officer of the Company, Michael Alber, Chief Financial Officer of the Company, John Sutton, Chief Operating Officer of the Company, Kirk Herdman and other members of senior management of the Company met with three potential strategic partners, including Company A, to engage in capabilities briefings and provide an overview of the Company's business and future opportunities based on publicly available information. Senior management periodically updated members of the Company's board of directors on the status of these discussions. During this time, these exchanges did not progress to substantive discussions regarding a potential strategic transaction and did not involve discussion of specific offer price or transaction terms.

        On October 31, 2018, in connection with its continuing review of strategic alternatives, the Company engaged Weil, Gotshal & Manges LLP ("Weil") as legal counsel to assist that process. The decision was based on the qualifications of Weil including its deep experience in advising public companies through the evaluation of strategic alternatives.

        On November 8, 2018, the Board of Directors held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Prior to commencing discussions regarding a potential strategic transaction, Caroline Pisano, Chairman of the Board of Directors, notified the Board of Directors that Mark Sopp and Ken Minihan had recused themselves from the Board of Directors' evaluation of potential strategic alternatives because of relationships they had with companies that were viewed as potential acquirers of the Company. Thereafter, Directors Sopp and Minihan did not attend Board of Directors meetings or teleconferences where deliberations regarding a potential transaction would occur and they did not receive information regarding a potential transaction. Representatives of Guggenheim Securities then presented on the current market landscape, including with respect to the government services industry and updated the Board on recent conversations with potential strategic partners in the industry and Guggenheim Securities' view of such parties' potential interest in pursuing a potential acquisition of the Company. Representatives of Weil provided the Board of Directors with an overview of alternative strategic transactions the Company could consider (including continuing to operate on a standalone basis) and reviewed the duties of directors under Maryland law in connection with the consideration of a potential strategic transaction. At the time, there were no substantive or specific discussions with third parties with respect to a potential strategic transaction.

        On January 29, 2019, a representative of Guggenheim Securities, contacted Mr. Jeff Goldfarb, Parent's Senior Vice President of Corporate Development, to arrange a meeting with senior management of Parent to discuss the Company's business based on public information.

        On February 9, 2019, Mr. Weber received a non-binding indication of interest from the chief executive officer of Company A, which is a strategic company within the industry proposing to acquire the Company for cash consideration at a price per share ranging from $9.00 to $11.00, subject to certain conditions and representing a 28.2% to 56.7% premium over the closing price per share of the Company's common stock as of February 8, 2019. Included in Company A's proposal was a request for a 30-day exclusivity period to complete its due diligence and negotiate and finalize definitive documentation.

        On February 11, 2019, the Board of Directors held a meeting, with certain members of management and representatives of Guggenheim Securities and Weil participating, to review Company A's proposal. A discussion ensued regarding the value of the proposal and related considerations, including whether to conduct a pre-signing "market check" to gauge the interest of other potential counterparties in connection with a potential strategic transaction with the Company. Following this discussion, the Board of Directors determined that Company A's offer was attractive but not sufficiently compelling to warrant exclusivity and that it would be in the best interest of the Company's stockholders for Guggenheim Securities to contact other potential acquirers that might have both the strategic interest and financial wherewithal to engage in a transaction with the Company. Guggenheim Securities recommended a targeted outreach to potential strategic partners in the pure-play government services, engineering and construction and defense industries, as well as certain financial sponsors with experience acquiring portfolio companies in the aerospace and defense sector and/or assets that offered the potential for synergies. The Board of Directors instructed Guggenheim Securities to contact representatives of such other potential acquirers to assess their interest in a potential transaction.

        Prior to the conclusion of the February 11 meeting, the Board of Directors determined to appoint a strategic alternatives committee (the "Strategy Committee") to assist the Board of Directors in conducting the day-to-day affairs involved in reviewing potential strategic proposals and to provide input and guidance to management on a regular basis. The Board of Directors appointed Caroline Pisano, Chairman of the Board of Directors, Arthur Money and Shepherd Hill to the Strategy Committee based on each of their knowledge of and experience with similar merger and acquisition transactions.

        On February 12, 2019, representatives of Guggenheim Securities spoke with representatives of Company A's financial advisor to indicate that the Company found the upper end of the range of Company A's February 9th proposal attractive enough to permit diligence, but that it was not preemptive in terms of price or actionability and that exclusivity would not be granted as a result.

        Also on February 12, 2019, representatives of Guggenheim Securities contacted Parent to indicate that the Company had received an indication of interest regarding a potential transaction from a third party and that Guggenheim Securities was instructed to contact potential bidders that may be interested in exploring a potential strategic transaction involving the Company.

        On February 14, 2019 the Company and Parent entered into a confidentiality agreement to facilitate the provision of non-public information about the Company and further discussions between the Company and Parent. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        On February 15, 2019, the Strategy Committee held a meeting with participation from members of management and representatives of Weil and Guggenheim Securities. Representatives of Guggenheim Securities reviewed their outreach with potential acquirers and confirmed that they contacted eight potential strategic acquirers (in addition to Company A), including Parent, and planned to contact two potential financial sponsors. Guggenheim Securities noted that confidentiality agreements were being negotiated with potential acquirers and management presentations were being scheduled. During the period from February 15, 2019 until the announcement of the transaction, the Strategy Committee met with representatives of management, Guggenheim Securities and Weil on a weekly basis to discuss the status of the process.

        Also on February 15, 2019, the Company entered into a confidentiality agreement with Company B to facilitate the provision of non-public information about the Company. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        On February 18, 2019, management reviewed with the Strategy Committee the five-year financial projections of the Company on a stand-alone basis and a management presentation, each of which management proposed to provide to potential acquirers following their initial discussions with KeyW management. Following discussion and review, the Strategy Committee directed management to deliver the management presentation to potential acquirers and determined to convene a meeting of the Board of Directors to review the projections in further detail.

        On February 19, 2019, the Board of Directors held a meeting, with members of management and representatives of Guggenheim Securities and Weil participating. Members of management and Guggenheim Securities reviewed with the Board the five-year projections that had been shared with the Strategy Committee. The Board of Directors discussed the proposed financial model, along with the industry-specific and Company-specific challenges in meeting those projections, in detail with management, Guggenheim Securities and Weil. The Board authorized Guggenheim Securities and management to provide the projections to potential acquirers as part of the diligence process.

        Also on February 19, 2019, the Company entered into a confidentiality agreement with Company A to facilitate the provision of non-public information about the Company. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        On February 20, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Company A and its financial advisors in Washington, D.C. to provide a management presentation about the Company, following which the five-year stand-alone projections were shared with Company A.

        On February 21, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Parent and its financial advisors in Washington, D.C. to provide a management presentation about the Company, following which the five-year stand-alone projections were shared with Parent.

        On February 22, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities participating. Guggenheim Securities provided an update on the status of the outreach to potential acquirers of the Company, the management presentations which had been provided to Parent and Company A and proposed a process for soliciting additional indications of interest in acquiring the Company, including a proposed timeline. Guggenheim Securities suggested that initial indications of interest be requested from the parties following KeyW's earnings call, which was scheduled for March 12, 2019.

        On February 23, 2019, the Company entered into a confidentiality agreement with Company C to facilitate the provision of non-public information about the Company. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        On February 24, 2019, the Company entered into a confidentiality agreement with Company D to facilitate the provision of non-public information about the Company. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        On February 25, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Company D in Washington, D.C. to provide a management presentation about the Company. Representatives of Company D subsequently informed Guggenheim Securities that they did not plan to pursue a potential transaction with the Company. Company D did not receive the five-year standalone projections.

        Also on February 25, 2019, the Company entered into a confidentiality agreement with Company E to facilitate the provision of non-public information about the Company. The confidentiality agreement included a customary standstill which automatically terminated upon the entry into the Merger Agreement by the Company.

        During the morning of February 26, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Company B in Washington, D.C. to provide a management presentation about the Company, following which the five-year stand-alone projections were shared with Company B.

        During the afternoon of February 26, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Company E in Washington, D.C. to provide a management presentation about the Company, following which the five-year stand-alone projections were shared with Company E.

        On February 28, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Guggenheim Securities provided an update on the status of the outreach process and indicated that six potential acquirers had entered into confidentiality agreements with the Company and had scheduled management presentations, and that the other parties declined to enter into a confidentiality agreement and participate in the Company's process for soliciting additional indications of interest in acquiring the Company. Guggenheim Securities then reviewed with the Strategy Committee the first round process letter it proposed to distribute to potential acquirers, which requested that non-binding, preliminary, indications of interest be submitted no later than 5:00 pm New York City time on March 14, 2019. Following discussion, the Strategy Committee instructed Guggenheim Securities to distribute such letters to the potential acquirers who had received the management presentation and continued to express interest in a potential strategic transaction.

        On March 3, 2019, after discussion with the Strategy Committee, Guggenheim Securities delivered first round process letters to Parent, Company A, Company B and Company E.

        On March 5, 2019, members of senior management of the Company and representatives of Guggenheim Securities met with representatives of Company C in Washington, D.C. to provide a management presentation about the Company, following which the five-year stand-along projections were shared with Company C. Following this management presentation, after discussion with the Strategy Committee, Guggenheim Securities delivered a first round process letter to Company C on March 6, 2019.

        On March 6, 2019, Parent's due diligence team and representatives of Barclays Capital Inc. ("Barclays"), Parent's financial advisor, attended follow-up presentations with the Company's management in Washington, D.C., which centered on sector review, potential cross-selling opportunities and business development activities.

        On March 8, 2019, Parent's due diligence team engaged in further discussions with representatives of the Company on their overhead and potential cost synergies.

        Also on March 8, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Guggenheim Securities provided an update on the status of the process and the schedule of follow-up meetings with potential bidders following the initial management presentations. Guggenheim Securities reviewed with the Strategy Committee its preliminary financial analysis, including an analysis of the Company's potential standalone value using various valuation methodologies.

        On March 13, 2019, representatives of Parent's management met with representatives of the Company's management to have a classified review of existing products and opportunities related to the Company's Intelligence, Surveillance and Reconnaissance business.

        Also on March 13, 2019, Mr. Steve Demetriou, Parent's Chair, Chief Executive Officer and President, and Mr. Weber met in New York and had a high-level discussion regarding Parent's and the Company's businesses.

        Later on March 13, 2019, the Company received a revised, non-binding indication of interest from Company A to acquire 100% of the equity of the Company for $11.00 per share for all cash consideration, subject to certain conditions, representing a 31.0% premium to the closing price of the Company's common stock on March 13, 2019. Company A requested exclusivity through March 31, 2019 and noted that definitive transaction documentation could be finalized by that date. Finally, the proposal included a termination fee of 4.5% of the Company's equity value, to be paid to Company A in certain circumstances, including if the Company terminated the merger agreement to accept a superior proposal.

        On March 14, 2019, following its regularly scheduled quarterly meeting in Hanover, Maryland, the Board of Directors and management met with representatives of Guggenheim Securities and Weil participating to review the indication of interest received from Company A. Guggenheim Securities noted that it expected to receive an offer from Parent on March 15, 2019 and that Company C appeared to remain interested in continuing to conduct diligence but was not prepared to submit a proposal at that time. Guggenheim Securities further advised that each of Company B and Company E had indicated that it was no longer interested in pursuing a strategic transaction with the Company. Guggenheim Securities then reviewed with the Board its preliminary valuation model for the Company on a standalone basis. Representatives from Weil explained that they were preparing a form of agreement and plan of merger to be provided to the potential acquirers. Following discussion with Guggenheim Securities regarding the valuation analyses reflecting Company A's proposal, the Board of Directors noted that $11.00 per share was a reasonable starting point for negotiations and that the Board of Directors would be in a better position to evaluate the offer once Parent's bid was received.

        On March 15, 2019, Parent submitted a preliminary, non-binding indication of interest to acquire 100% of the equity of the Company, for all cash consideration in a range of $10.25 to $10.75 per share, subject to certain conditions, representing a 34.7% to 41.3% premium to the closing price of the Company's common stock on March 15, 2019. Parent's proposal also requested a 30-day exclusivity period to complete its due diligence.

        On March 17, 2019, the Board of Directors held a meeting, with members of management and representatives of Guggenheim Securities and Weil participating, to review the indications of interest received from Parent and Company A. Guggenheim Securities reviewed the key points of comparison between the two proposals, noting that Company A proposed that it could sign definitive documentation in connection with a transaction by March 31, 2019, while Parent proposed presenting the transaction to its board of directors the week of April 29, 2019. Guggenheim Securities also noted that Company A had included in its initial offer a termination fee equal to 4.5% of the Company's equity value. Guggenheim Securities then reviewed with the Board of Directors its valuation analyses of each proposal.

        Following Guggenheim Securities' review, a discussion ensued regarding the Board of Directors' strategy for responding to Company A and Parent. Guggenheim Securities recommended informing Company A that a meaningfully higher price and a target transaction date of April 4, 2019 would be required to pre-empt the Company's process and that if Company A was unwilling to engage at such a price, the Company's strategic transaction process would continue. After further discussion among the Board of Directors, management, Weil and Guggenheim Securities, the Board of Directors authorized Guggenheim Securities to engage with Company A on this basis and provide second round process letters to Company A and Parent, requesting definitive proposals by April 18, 2019 and April 23, 2019, for Company A and Parent, respectively. Company C did not receive a second round process letter after failing to submit an indication of interest, but was permitted to continue diligence. Following the meeting, Guggenheim Securities informed Company A's financial advisors of the Board of Directors' decision.

        On March 18, 2019, Guggenheim Securities informed Barclays that Parent's proposed indicative price was sufficient to proceed to the next round of the process. Guggenheim Securities told Barclays that Parent would need to improve its proposed offer price in the final round to be competitive and that the Company was not prepared to grant exclusivity to Parent.

        On March 19, 2019, at the direction of the Board of Directors, Guggenheim Securities delivered second round process letters to each of Company A and Parent requesting definitive proposals by April 18, 2019 and April 23, 2019, respectively. Parent, Company A and Company C were invited to continue their due diligence efforts, including by being given access to an electronic data room and via in person and telephonic meetings with KeyW management.

        On March 20, 2019, at the direction of the Board of Directors, Guggenheim Securities provided the auction draft of the merger agreement to Parent's and Company A's respective financial advisors.

        On March 21, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Guggenheim Securities provided an update on the status of each potential acquirer's due diligence progress.

        Also on March 21, 2019, Mr. Demetriou and Mr. Kevin Berryman, Parent's Chief Financial Officer, met with Mr. Weber and Ms. Pisano to continue a dialogue about a potential strategic transaction involving Parent and the Company.

        Between March 24, 2019 and April 4, 2019, Parent's due diligence team attended in-person due diligence meetings in Northern Virginia, which included presentations by, and meetings with, the Company's senior management and sector and functional group leads. Representatives of Parent also visited several offices of the Company in the area. Additionally, during this period, representatives of the Company and Guggenheim Securities held telephonic conference calls with representatives of Parent, Barclays and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Parent ("Fried Frank"), to respond to additional due diligence inquiries.

        On March 28, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Representatives of Guggenheim Securities reviewed the status of the bid process and the timeline going forward. Guggenheim Securities then provided an update on discussions with Company A's financial advisors and conveyed their expectation that Company A's board of directors would be meeting the following day and would submit an offer over the weekend that would seek to preempt the process.

        Later on March 28, 2019, Mr. Weber had dinner with the chief executive officer of Company A at which they discussed the potential acquisition of the Company by Company A and the benefits and capabilities that the Company could bring to Company A.

        On March 29, 2019, representatives from Weil had a conference call with outside legal counsel to Company A, along with certain members of management of the Company and Company A, to discuss issues raised by Company A relating to the retention of certain Company employees and treatment of Company equity awards.

        On April 1, 2019, the Company received a revised all-cash proposal from Company A offering $11.25 per share, subject to certain conditions, representing a 30.5% premium to the closing price of the Company's common stock on March 29, 2019. Company A also requested a 7-day exclusivity period and provided that the proposal would terminate if definitive documents were not executed by April 7, 2019.

        On April 1, 2019, counsel to Company A submitted a markup of the merger agreement to Weil. From April 1, 2019 through April 5, 2019, Weil had a number of discussions with members of the Company's management team to discuss points raised in Company A's comments to the draft merger agreement. In particular, Weil noted the following areas of discussion: (i) Company A's request that the Company's four sector vice presidents and substantially all of their direct reports were required to enter into retention agreements with Company A as a condition to signing; (ii) proposed revisions to the treatment of equity awards; (iii) modifications to the tender offer process and timeline; (iv) increased limitations on the conduct of business between signing the merger agreement and closing; (v) the scope of Company's A's undertaking to obtain regulatory approvals and employee related matters; (vi) increased restrictions on the Company's non-solicitation obligations; and (vii) Company A's proposed termination fee equal to 4.5% of the Company's equity value.

        Later on April 1, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Representatives of Guggenheim Securities reviewed Company A's revised offer letter and preliminary valuation analysis based on the offer price. Representatives of Weil highlighted the points of consideration in Company A's markup of the merger agreement, including with respect to the retention agreements, interim operating covenants, treatment of equity awards and that the termination fee was higher than what is typical in similar transactions. A discussion then ensued regarding the proposed offer price, Company A's request for exclusivity and conditionality of the offer and how the Company should respond to Company A's revised proposal. The discussion also considered the status of Parent's diligence and whether Parent's position on valuation had changed since Parent had submitted its initial indication of interest. The Strategy Committee instructed Weil to continue to negotiate the merger agreement with Company A's counsel and instructed Guggenheim Securities to try to obtain further clarity on Parent's position on valuation and timing.

        On April 3, 2019, the Board of Directors held a meeting with members of management and representatives from Guggenheim Securities and Weil participating. Mr. Weber reported that the Company had received a revised indication of interest from Company A on March 31, 2019 and representatives of Guggenheim Securities provided a summary of Company A's offer, including the request for exclusivity. Representatives from Weil reviewed with the Board the key discussion points raised by Company A's comments to the merger agreement. A discussion ensued regarding the optimal strategy for responding to Company A and the acceleration of the process timeline. After discussion, the Board determined that it would be in the best interest of the Company to reject Company A's request for exclusivity because the offer price was not at a sufficiently high value to be preemptive and, in any event, the proposal would not be actionable within the prescribed timeline given the significant number of Company A's outstanding diligence requests. The Board of Directors directed Guggenheim Securities to convey such response to Company A's financial advisors, and to note that the Company would continue to fulfill diligence requests and coordinate meetings with the sector vice presidents. The Board of Directors also instructed Weil to continue to negotiate the merger agreement with Company A's legal counsel. The Board of Directors agreed that the process timeline should be accelerated so that definitive proposals for all parties would be due on April 18, 2019 instead of April 23, 2019 and directed Guggenheim Securities to so notify Parent's financial advisors.

        On April 4, 2019, representatives of Parent's management team and certain members of the Parent's board of directors met with members of the Board of Directors and the Company's senior management in Herndon, Virginia, during which they discussed the potential acquisition of the Company by Parent and the benefits and capabilities that the Company could bring to Parent.

        From April 4, 2019 through April 8, 2019, representatives of Guggenheim Securities contacted Mr. Goldfarb and representatives of Barclays to inform them that the Company expected to receive a final offer from one of the other bidders in the sale process earlier than April 23, 2019. Accordingly, Guggenheim Securities suggested that Parent and its representatives complete their diligence so that Parent would be prepared to respond in a timely manner if the other party submitted an offer prior to April 23.

        On April 5, 2019, Weil sent a revised draft of the merger agreement to legal counsel to Company A.

        On April 6, 2019, Company A's legal counsel sent a revised draft of the merger agreement to Weil. On April 7-8, 2019, representatives of Weil held discussions with members of management to review the open issues in Company A's markup of the merger agreement.

        On April 8, 2019, Weil sent a revised draft of the merger agreement to legal counsel to Company A and subsequently held a conference call with Company A's legal counsel to discuss the terms of the merger agreement, particularly with respect to retention arrangements with the Company's management as a condition to signing the merger agreement, the scope of representations and warranties and interim operating covenants, the terms of the non-solicitation provisions, the size of the termination fee and events that would trigger the termination fee.

        On April 9, 2019, Fried Frank submitted a markup of the merger agreement to Weil. From April 9, 2019 until April 21, 2019, Weil and Fried Frank negotiated the terms and exchanged drafts of the merger agreement. The key points of discussion in Parent's markup included: (i) the scope of the representations and warranties and interim operating covenants, (ii) the non-solicitation provision, (iii) treatment of Company employees and post-closing benefits, (iv) the size of the termination fee which would be payable in certain circumstances (Parent had proposed a termination fee equal to 4.0% of the Company's equity value) and (v) the events that would trigger the termination fee. On April 11, 2019, Weil sent a revised draft of the merger agreement to Fried Frank.

        On April 11, 2019, the Strategy Committee held a meeting with members of management and representatives of Guggenheim Securities and Weil participating. Representatives of Guggenheim Securities and Weil provided an update on the status of diligence and the negotiation of the merger agreement with each of Company A and Parent. Guggenheim Securities noted that Parent's board meeting was scheduled for April 19, 2019 and Parent expected to submit a definitive proposal shortly thereafter. Weil noted that there was a discrete list of remaining issues in the draft merger agreements that were being negotiated with each of Parent and Company A and that they would be able to quickly finalize the merger agreement once the winning bidder was selected.

        On April 12, 2019, Weil and Fried Frank had a call to discuss the terms of the merger agreement and preview the issues that would be raised in Parent's next markup of the merger agreement. Fried Frank sent a revised draft of the merger agreement to Weil on April 14, 2019 and Weil sent a revised draft of the merger agreement to Fried Frank on April 16, 2019. The primary remaining open issues in the merger agreement following these exchanges related to the scope of the representations and warranties, the size of the termination fee and events that would trigger the termination fee.

        On April 13, 2019, Mr. Demetriou and Mr. Weber had a telephonic meeting to discuss the status of the transaction process, including certain open due diligence items and the expected timing of Parent's offer later that week. Additionally, Mr. Demetriou and Mr. Weber discussed certain material terms of the Merger Agreement, including the treatment of KeyW's equity awards, employee matters and the size of the termination fee.

        On April 16, 2019, Mr. Demetriou and Mr. Weber had a telephonic meeting to discuss the status of the transaction process, during which Mr. Demetriou confirmed that Parent had completed its due diligence and noted that its board of directors would be meeting on the morning of April 19, 2019, and that Parent expected to submit a final proposal thereafter.

        On April 18, 2019, a meeting of the Strategy Committee was convened, with members of management and representatives of Guggenheim and Weil in attendance. Representatives of Guggenheim Securities provided an update on the status of each of Parent's and Company A's diligence efforts and noted that Parent had completed its diligence, while Company A had several requests outstanding, and noted that Company A appeared to have greatly reduced its diligence activities. Representatives of Weil provided an update on the status of negotiations of the merger agreement with Parent and Company A, including the scope of remaining open issues in each and indicated that Company A's counsel had not communicated with Weil since the previous week. The Strategy Committee determined to reconvene the following day once final proposals were received from Parent and Company A.

        Later on April 18, 2019, Company A's financial advisor submitted a revised proposal to Guggenheim Securities at a price below its prior offer of $11.25. In addition Company A indicated that it would need one more week to finalize due diligence. Company A did not submit a revised markup of the merger agreement with its revised proposal.

        On April 19, 2019, Parent submitted a revised indication of interest to Guggenheim Securities, also offering $11.25 per share, representing a 43.1% premium to the closing price of the Company's common stock on April 18, 2019. Shortly thereafter, Fried Frank sent a revised draft of the merger agreement to Weil.

        Later on April 19, 2019, a meeting of the Strategy Committee was convened, with members of management and representatives of Guggenheim and Weil in attendance. Representatives of Guggenheim Securities reviewed Parent's revised offer with the Strategy Committee. Representatives of Weil provided an update on the status of the merger agreement and noted that a limited number of issues remained and that the document could be finalized quickly. The Strategy Committee instructed Weil to seek to negotiate the remaining issues in the merger agreement with Fried Frank and directed Guggenheim Securities to contact Barclays, Parent's financial advisor, to seek to further increase the offer price.

        Following the meeting on April 19, 2019, Guggenheim Securities engaged in discussions with Barclays with respect to the offer price, but did not succeed in further increasing the offer price. From that evening until April 21, 2019, Weil and Fried Frank exchanged drafts of documents and held calls to finalize the open points in the merger agreement and disclosure schedules.

        On April 20, 2019, representatives of Guggenheim Securities spoke with representatives of Company A's financial advisors regarding the reduction in the offer price and Company A's remaining due diligence items. Based on that conversation, Guggenheim Securities concluded in its professional judgment that it was unlikely that Company A was prepared to increase its bid to $11.25 or higher with the benefit of additional due diligence and that the remaining due diligence may take longer than indicated.

        On April 21, 2019, the Board of Directors held a meeting with members of management and representatives of Weil and Guggenheim Securities participating. Prior to the meeting, the directors were provided with materials from Weil and Guggenheim Securities relating to their review of the proposed transaction, proposed resolutions in connection with the potential transaction, the offers from Company A and Parent, and the proposed merger agreement with Parent. Representatives from Weil reviewed with the Board of Directors their duties under Maryland law and the terms of the merger agreement as finally negotiated. Guggenheim Securities reviewed with the Board its financial analysis of the Company and the offer price and rendered an oral opinion, confirmed by delivery of a written opinion dated April 21, 2019, to the Board to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Offer Price was fair, from a financial point of view, to the Company's stockholders (other than those Shares canceled pursuant to Section 2.1(a) of the Merger Agreement). Representatives of Weil then reviewed with the Board of Directors the resolutions in connection with the offer, the merger, the merger agreement and the transactions contemplated thereby. After discussion, the Board adopted resolutions, unanimously among all members of the Board of Directors other than the two directors who had recused themselves from the sale process: (i) approving and declaring advisable the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (ii) determining that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the merger agreement and consummate the transactions contemplated thereby, (iii) resolving that the merger shall be effected under Section 3-106.1 of the MGCL and that the merger shall be consummated as promptly as practicable following the consummation of the Offer, and (iv) resolving to recommend to the stockholders of the Company that they accept the offer and tender their shares of Common Stock pursuant to the offer.

        Later on April 21, 2019, the Company and Parent executed the Merger Agreement. On the morning of April 22, 2019, each of the Company and Parent issued a press release announcing the transaction.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, the Board of Directors consulted with senior management of the Company, as well as Guggenheim Securities and Weil. In the course of making its recommendation, the Board of Directors carefully considered numerous factors, including the following material factors and benefits of the Transactions, among others and not necessarily in order of relative importance:

Premium to Market Price; Certainty of Value

  •
  The recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Offer Price of $11.25 payable in the Offer and the Merger represents (i) a premium of approximately 43.1% over the closing price of the Shares on April 18, 2019, the last trading day prior to announcement of entry into the Merger Agreement and (ii) a premium of approximately 49.2% over the volume weighted average price for the ninety trading days ended April 18, 2019.

  •
  The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company's stockholders and does not expose them to any future risks related to the business or the financial markets generally.

  •
  The fact that the Company actively sought proposals from eleven prospective counterparties to a potential transaction, including nine strategic entities and two financial sponsor entities, who were viewed as the most likely buyers that would have both the strategic interest and financial wherewithal to pursue a transaction with the Company, and none of these prospective counterparties made a proposal in excess of Jacobs' proposal. See Item 4. "The Solicitation or Recommendation—Background of the Offer and the Merger."

  •
  The oral opinion of Guggenheim Securities rendered to the Board of Directors on April 21, 2019 and confirmed by delivery of a written opinion from Guggenheim Securities dated as of April 21, 2019, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Offer Price is fair, from a financial point of view, to the stockholders of the Company (other than Shares canceled pursuant to Section 2.1(a) of the Merger Agreement) (see "—Opinion of Financial Advisor" for further details).

Prospects of the Company

  •
  The Company's current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company's long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Shares.

Transaction Structure; Speed and Likelihood of Consummation

  •
  The likelihood that the Transactions would be consummated without significant delay based on, among other things:

  •
  The structure of the transaction as a two-step acquisition of the Company, consisting of the Offer followed by the second-step Merger, and the fact that, under Section 3-106.1 of the MGCL, the Merger can be effected promptly following the consummation of the Offer, without a vote of the Company's stockholders and without the delay caused by the need to hold a stockholder meeting;

  •
  The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

  •
  The likelihood of obtaining required regulatory approvals;

  •
  The absence of any financing condition to the consummation of the Offer and the Merger;

  •
  The business reputation and capabilities of Parent and its management;

  •
  The financial resources of Parent and its general ability to complete acquisition transactions;

  •
  The commitment of Parent to use reasonable best efforts to consummate and make effective the Offer and the Merger, including cooperating to obtain required regulatory clearances and resolve any objections by governmental entities under the applicable antitrust laws; and

  •
  The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

  •
  The Board of Directors' belief that the Merger Agreement's restrictions on the Company's ability to take certain actions during the pendency of the Transactions will not unduly interfere with the Company's ability to operate its business in the ordinary course.

  •
  The Board of Directors' belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Transactions will not be consummated.

  •
  The Company's ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

  •
  The customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

Non-Solicitation and Ability to Terminate in Certain Circumstances

  •
  The Company's ability, under certain circumstances, to furnish information to third parties making unsolicited Company Acquisition Proposals (as defined in the Merger Agreement) and to engage in discussions and negotiations with such third parties.

  •
  The Company's ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal (as defined in the Merger Agreement), subject to the Company paying Parent a termination fee (the "Termination Fee") of $21,000,000, which Termination Fee, in the view of the Board of Directors, is reasonable and consistent with market practice and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

  •
  The Board of Directors' ability, under certain circumstances, to withhold, withdraw, or adversely qualify, amend or modify its recommendation in favor of the Transactions (a "Company Change in Recommendation") at any time before the consummation of the Offer, in response to a Company Superior Proposal, subject to the Company paying Parent the Termination Fee if Parent terminates the Merger Agreement as a result of the Company Change in Recommendation.

  •
  The Board of Directors' ability, under certain circumstances, to make a Company Change in Recommendation in response to a Company Intervening Event (as defined in and permitted by the Merger Agreement and not in connection with a Company Superior Proposal) at any time before the consummation of the Offer, subject to the Company paying Parent the Termination Fee if Parent terminates the Merger Agreement as a result of the Company Change in Recommendation.

  •
  The Board of Directors' belief that the Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a Company Superior Proposal or if Parent terminated the Merger Agreement as a result of a Company Change in Recommendation, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another interested party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

        In the course of their deliberations, the Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  The fact that the all-cash price, while providing relative certainty of value, would not allow the Company's stockholders to participate in any future growth and profits of the Company following the completion of the Transactions.

  •
  The restrictions in the Merger Agreement on the Company's ability to actively solicit any proposals that could lead to a Company Acquisition Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding a Company Acquisition Proposal.

  •
  The fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a Company Superior Proposal or if Parent terminates the Merger Agreement as a result of a Company Change in Recommendation, the Company would be required to pay Parent the Termination Fee, including the potential impact of the applicable Termination Fee on the willingness of other potential bidders to propose takeover transactions, although the Board of Directors believes that the Termination Fee was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another interested party from making a competing proposal for the Company following the announcement of the Transactions.

  •
  The absence of assurances that all conditions to the parties' obligations, including with respect to required antitrust approval, to complete the Offer or the Merger will be satisfied.

  •
  The potential effect of the public announcement of the Merger Agreement, including effects on the Company's revenues, customers, operating results and share price and the Company's ability to attract and retain key management and personnel.

  •
  The risks and costs to the Company if the Transactions do not close, including potential negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company's business, vendor and customer relationships.

  •
  The restrictions on the conduct of the Company's business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions, although the Board of Directors believes such restrictions will not unduly interfere with the Company's ability to operate its business in the ordinary course.

  •
  The fact that certain executive officers and directors of the Company may have interests in the Transactions that are different from, or in addition to, those of the Company's stockholders (see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors").

  •
  The risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

        The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the Board of Directors. While the Board of Directors considered potentially positive and potentially negative factors, the Board of Directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Board of Directors collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Board of Directors believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Board of Directors did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Summary of Certain Unaudited Forecasted Financial Information

        Except for its customary annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions and estimates and various other factors, many of which are not within the Company's control. Management of the Company prepared certain preliminary non-public unaudited financial analyses and forecasts for 2019 through 2023, which were discussed with the Board of Directors (the "Projections"). In connection with the Company's consideration of a potential strategic transaction, it provided the Projections to the Board of Directors, Guggenheim Securities, Parent and Barclays and directed Guggenheim Securities to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, as described under the heading "—Opinion of Guggenheim Securities, LLC."

        The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Investors should note that the non-GAAP financial measures presented in this Schedule 14D-9 (a) are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and (b) have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, the non-GAAP financial measures as used by the Company in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by the Company in its other filings with the SEC or by the Company's competitors and other companies.

        Due to the inherent limitations of non-GAAP financial measures, investors should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. All of the Projections summarized in this section were prepared by the Company's management.

        Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain preliminary non-public unaudited financial information that was made available to the Board of Directors, Guggenheim Securities, Parent and Barclays, and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose.

        The Projections (and a number of the assumptions on which they were based), while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive future year.

        These Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the date they were prepared. While the Projections were prepared in good faith, no assurance can be made regarding future events. All financial projections are forward-looking statements. The estimates and assumptions underlying these Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which the Company operates, and the risks and uncertainties described under "Cautionary Note Regarding Forward-Looking Statements "contained in this Schedule 14D-9, all of which are difficult to predict and many of which are outside the control of the Company and, upon the closing of the Merger, will be beyond the control of Parent and the Surviving Company. Stockholders are urged to review the other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results will likely vary, and may vary materially, from those shown.

        The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by applicable law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved.

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

	December 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$521.0	$610.7	$675.0	$715.5	$758.5
Management Defined Adjusted EBITDA(1)	52.0	69.6	82.9	90.6	99.1
Stock-Based Compensation	4.4	4.5	4.6	4.7	4.8
Adjusted EBITDA(2)	47.6	65.1	78.3	85.9	94.3
Unlevered Free Cash Flow(3)	36.5	37.1	45.8	53.9	59.7

(1)
"Management Defined Adjusted EBITDA" is defined as estimated earnings before interest, taxes and depreciation and amortization expense, but excluding the impact of the following, where applicable: loss or gain on the disposal or sale of property, plant and equipment, acquisition and integration-related expenses, restructuring costs, legal and settlement costs, and stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.

(2)
"Adjusted EBITDA" is defined as Management Defined Adjusted EBITDA, inclusive of stock-based compensation expense. These non-GAAP financial measures are not in accordance with

  GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.

(3)
Unlevered Free Cash Flow is calculated as Adjusted EBITDA less unlevered cash taxes, less capital expenditures, and less increase / (decrease) in working capital. Unlevered cash taxes assume a 27% effective tax rate. Note that the effective tax rate does not reflect the benefit of KeyW's existing tax assets (including tax deductible goodwill and intangible asset amortization and the existing balance of net operating losses).

Opinion of Guggenheim Securities, LLC.

Overview

        The Board of Directors retained Guggenheim Securities as its financial advisor in connection with the potential sale of KeyW. In selecting Guggenheim Securities as its financial advisor, the Board of Directors considered that, among other things, Guggenheim Securities has had a long-standing investment banking relationship with KeyW and is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the government services industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the April 21, 2019 meeting of the Board of Directors, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Board of Directors to the effect that, as of April 21, 2019 and subject to the assumptions, limitations, qualifications and other conditions contained in such opinion, the Offer Price in connection with the Transaction was fair, from a financial point of view, to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement).

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex I to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities' underlying financial analyses elsewhere in this Schedule 14D-9):

  •
  was provided to the Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

  •
  did not constitute a recommendation to the Board of Directors with respect to the Offer or the Merger;

  •
  does not constitute advice or a recommendation to any holder of KeyW common stock as to whether to tender any such shares pursuant to the Offer or otherwise;

  •
  did not address KeyW's underlying business or financial decision to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for KeyW, the financing of the Transactions by Jacobs or the effects of any other transaction in which KeyW might engage;

  •
  addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement) to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified in the opinion), creditors or other constituencies of KeyW; and

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of KeyW's or Jacobs' directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed a draft of the Merger Agreement dated as of April 21, 2019;

  •
  reviewed certain publicly available business and financial information regarding KeyW;

  •
  reviewed certain non-public business and financial information regarding KeyW's business and prospects (including the Projections), all as prepared for Guggenheim Securities' by KeyW's senior management and approved for Guggenheim Securities' use by the Board of Directors;

  •
  reviewed the historical prices, trading multiples and trading activity of the common stock of KeyW;

  •
  compared the financial performance of KeyW and the trading multiples and trading activity of the common stock of KeyW with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating KeyW;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

  •
  performed discounted cash flow analyses based on the Projections; and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) provided by or discussed with KeyW or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of KeyW's senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information provided by or discussed with KeyW, (a) Guggenheim Securities was advised by KeyW's senior management, and Guggenheim Securities assumed, that such financial projections, other estimates and other forward-looking information utilized in its analyses, including the realization of certain tax attributes, had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of KeyW's senior management as to the expected future performance of KeyW and (b) Guggenheim Securities assumed that such financial projections, other estimates and other forward-looking information had been reviewed by the Board of Directors with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

        Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

  •
  Guggenheim Securities was asked by the Board of Directors to solicit indications of interest from various potential acquirers regarding a potential transaction with KeyW, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of KeyW or any other entity or the solvency or fair value of KeyW or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities' opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of KeyW's senior management and KeyW's other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to KeyW or its stockholders.

  •
  Guggenheim Securities further assumed that:

  •
  In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) KeyW and Jacobs will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of KeyW and Jacobs contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger

      Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof;

    •
    The Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on KeyW in any way meaningful to Guggenheim Securities' analyses and opinion; and

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the shares of common stock or other securities or financial instruments of or relating to KeyW may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the tender offer.

Summary of Financial Analyses

Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board of Directors in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the Board of Directors was supplemented by Guggenheim Securities' oral discussion, the nature and substance of which may not be fully described herein.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of KeyW, Jacobs and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price, to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement).

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

  •
  None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transactions, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to KeyW. However, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities' financial analyses, to KeyW based on Guggenheim Securities' familiarity with the government services industry.

  •
  In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the transaction was compared and the selected publicly traded companies to which KeyW was compared.

  •
  Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

        Throughout this "Summary of Financial Analyses," the following financial terms are used in connection with Guggenheim Securities' various financial analyses:

  •
  Adj. EBITDA: means estimated earnings before interest, taxes and depreciation and amortization expense, but excluding the impact of the following, where applicable: loss or gain on the disposal or sale of property, plant and equipment, acquisition and integration-related expenses, restructuring costs, legal and settlement costs, but includes stock based compensation expense.

  •
  Adj. EBITDA multiple: represents the relevant company's enterprise value divided by its historical or projected Adj. EBITDA.

  •
  CY: means calendar year.

  •
  DCF: means discounted cash flow.

  •
  Enterprise value: represents the relevant company's market capitalization plus (i) the principal or face amount of total debt and preferred stock and (ii) the book value of any non-controlling/minority interests less (iii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items.

  •
  FY: means fiscal year.

  •
  LTM: means latest twelve months.

  •
  NOL: means net operating loss.

  •
  NTM: means next twelve months.

  •
  Unlevered free cash flow or ULFCF: means the relevant company's after-tax unlevered operating cash flow minus CapEx and changes in working capital.

  •
  VWAP: means volume-weighted average share price over the indicated period of time.

  •
  WACC: means weighted average cost of capital.

Recap of Implied Transaction Financial Metrics

        Based on the Offer Price of $11.25 per share in cash, Guggenheim Securities calculated various transaction-related premia and multiples as outlined in the table below:

Transaction Premia and Implied Transaction Multiples

Offer Price per Share	$11.25

	KeyW Stock Price
Offer Premium/(Discount) Relative to KeyW's:
Closing Stock Price @ 4/18/2019	$7.86	43.1%
52-Week High Stock Price	10.06	11.8
VWAPs @ 4/18/2019:
30-Day	8.25	36.4
60-Day	7.92	42.0
90-Day	7.54	49.2
Transaction Enterprise Value / Adj. EBITDA for KeyW:
CY2018A—KeyW Management Estimates(1)		22.9x
CY2019E—KeyW Management Estimates		18.2
Tax-Adjusted(2) Transaction Enterprise Value / Adj. EBITDA for KeyW:
CY2018A—KeyW Management Estimates(1)		21.2x
CY2019E—KeyW Management Estimates		16.8

(1)
Pro forma to exclude estimated earnings associated with KeyW's airplane services business.

(2)
Net of an estimated present value of tax benefits assuming the midpoint of KeyW's WACC range (10.00%—11.50%), a 27% marginal tax rate, and KeyW management's projected usage of NOLs and other tax attributes assuming a §382 limitation on KeyW's currently non-limited federal NOLs.

KeyW Financial Analyses

        Recap of KeyW Financial Analyses.    In evaluating KeyW in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for KeyW's common stock, Wall Street equity research analysts' discounted price targets for KeyW's common stock and premia paid in precedent public company acquisitions.

 Recap of KeyW Financial Analyses

Offer Price per Share	$11.25

	Reference Range for KeyW Valuation
Financial Analyses	Low	High
Discounted Cash Flow Analyses:	$7.88	$12.37
Selected Precedent M&A Transactions Analysis:
CY2018A Adj. EBITDA—KeyW Mgmt. Est.(1)	6.79	12.05
CY2019E Adj. EBITDA—KeyW Mgmt. Est.	7.32	11.88
Selected Publicly Traded Companies Analysis:
KeyW Stand-Alone Public Market Trading Valuation excluding the present value of KeyW's tax benefits(2):
CY2019E Adj. EBITDA—KeyW Mgmt. Est.	5.80	7.60
CY2020E Adj. EBITDA—KeyW Mgmt. Est.	7.60	10.61
KeyW Stand-Alone Public Market Trading Valuation including the present value of KeyW's tax benefits(3):
CY2019E Adj. EBITDA—KeyW Mgmt. Est.	6.95	8.81
CY2020E Adj. EBITDA—KeyW Mgmt. Est.	8.75	11.82

For Informational Reference Purposes
Premia Paid Analysis	$9.29	$11.85
KeyW's Stock Price Range During Past Year	6.12	10.06
Wall Street Equity Research Price Targets(4)	7.11	9.78

(1)
Pro forma to exclude estimated earnings associated with KeyW's airplane services business.

(2)
Adj. EBITDA multiples assumed to reflect the present value of tax benefits based on KeyW's WACC range (10.00%—11.50%), a 27% marginal tax rate, and KeyW management's projected usage of NOLs and other tax attributes on a standalone basis.

(3)
Adj. EBITDA multiples assumed to not reflect the present value of tax benefits based on KeyW's WACC range (10.00%—11.50%), a 27% marginal tax rate, and KeyW management's projected usage of NOLs and other tax attributes on a standalone basis.

(4)
Discounted at 12.50%, the assumed midpoint of KeyW's estimated cost of equity.

        KeyW Discounted Cash Flow Analyses.    Guggenheim Securities performed stand-alone discounted cash flow analyses of KeyW based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for KeyW and an estimate of its terminal/continuing value at the end of the forecast horizon.

        In performing its discounted cash flow analyses with respect to KeyW:

  •
  Guggenheim Securities utilized the Projections, as provided to Guggenheim Securities' by KeyW's senior management and approved for Guggenheim Securities' use by the by Board of Directors.

  •
  Guggenheim Securities used a discount rate range of 10.00% – 11.50% based on its estimate of KeyW's WACC.

  •
  In estimating KeyW's terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of KeyW's terminal year normalized after-tax unlevered free cash flow of 3.00% – 4.00%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to KeyW's implied terminal year Adj. EBITDA multiples.

        Guggenheim Securities' discounted cash flow analyses resulted in an overall reference range of $7.88 – $12.37 per share for purposes of evaluating KeyW's common stock on a stand-alone basis.

        KeyW Selected Precedent Merger and Acquisition Transactions Analysis.    Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis, which generally included all intelligence and product-focused ISR transactions that had publicly available financial metrics and that were announced after January 1, 2006, with a value in excess of $125 million. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company's most recent publicly available financial filings and certain other publicly available information), which are summarized in the tables below:

Selected Precedent Merger and Acquisition (M&A) Transactions Analysis—LTM Adj. EBITDA

Date Announced	Acquiror	Target Company	Transaction Enterprise Value / LTM Adj. EBITDA	Tax- Adjusted(1) Transaction Enterprise Value / LTM Adj. EBITDA
09/10/2018	SAIC	Engility	13.9x	12.5x
03/08/2017	KeyW	Sotera Defense Solutions	11.8	9.5
10/11/2016	DigitalGlobe	The Radiant Group	14.0	14.0
03/01/2015	SAIC	Scitor	14.1	11.8
10/28/2014	Engility	TASC	12.1	7.9
10/09/2013	CACI International	Six3 Systems	13.4	12.6
03/03/2011	Ares Capital	Global Defense	10.1	10.1
12/20/2010	Raytheon	Applied Signal	18.0	18.0
10/13/2010	Veritas Capital	Vencore	12.5	10.1
06/30/2010	Boeing	Argon ST	15.6	15.6
11/08/2009	General Atlantic / KKR	TASC	10.6	8.3
07/24/2008	BAE Systems	Detica Group	17.2	17.2
01/15/2008	Cobham	Sparta	12.1	12.1
11/08/2006	Northrop Grumman	Essex	22.3	22.3

Statistical Summary
25th Percentile			12.1x	10.1x
Mean			14.0	12.8
Median			13.6	12.3
75th Percentile			15.2	15.2

Jacobs/KeyW Transaction			22.9x	21.2x

(1)
Where applicable, the announced estimated present value of tax benefits is treated as cash (a reduction) in the calculation of the target company's transaction enterprise value.

 Selected Precedent Merger and Acquisition (M&A) Transactions Analysis—NTM Adj. EBITDA

Date Announced	Acquiror	Target Company	Transaction Enterprise Value / NTM Adj. EBITDA	Tax- Adjusted(1) Transaction Enterprise Value / NTM Adj. EBITDA
09/10/2018	SAIC	Engility	14.3x	12.8x
10/28/2014	Engility	TASC	11.9	7.8
10/09/2013	CACI International	Six3 Systems	12.2	11.5
03/03/2011	Ares Capital	Global Defense	9.7	9.7
12/20/2010	Raytheon	Applied Signal	17.9	17.9
06/30/2010	Boeing	Argon ST	12.9	12.9
11/08/2006	Northrop Grumman	Essex	17.5	17.5
Statistical Summary
25th Percentile			12.1x	10.6x
Mean			13.6	12.6
Median			12.9	12.8
75th Percentile			15.9	15.2
Jacobs/KeyW Transaction			18.2x	16.8x

(1)
Where applicable, the announced estimated present value of tax benefits is treated as cash (a reduction) in the calculation of the target company's transaction enterprise value.

        In performing its selected precedent merger and acquisition transactions analysis with respect to KeyW, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating KeyW based on: (i) tax-adjusted transaction enterprise value / LTM Adj. EBITDA multiple range of 15.0x – 22.3x based on CY2018A (as adjusted by KeyW management to exclude the estimated earnings of KeyW's airplane services business) and (ii) tax-adjusted transaction enterprise value / NTM Adj. EBITDA multiple range of 12.5x – 17.5x based on CY2019E.

        Guggenheim Securities' selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $6.79 – $12.05 per share for purposes of evaluating KeyW's common stock in the context of a business combination transaction.

        KeyW Selected Publicly Traded Companies Analysis.    Guggenheim Securities reviewed and analyzed KeyW's historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies in the government services industry that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for KeyW and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company's most recent publicly available financial filings), which are summarized in the table below:

KeyW Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / CY2019E Adj. EBITDA	Trading Enterprise Value / CY2020E Adj. EBITDA
Selected Government Services Peers
Booz Allen Hamilton	13.7x	12.8x
ManTech International	12.6	11.5
CACI International	12.4	11.6
SAIC	12.0	10.9
Leidos	11.8	11.1
Perspecta(1)	9.6	9.5
KeyW
Management Forecast
Trading Basis (without tax benefits)	14.0x	10.3x
Trading Basis (with tax benefits	12.7	9.3
Wall Street Consensus
Trading Basis (without tax benefits)	14.7x	13.1x
Trading Basis (with tax benefits	13.3	11.9

(1)
Represents Adj. EBITDA less "Excess Capital Expenditures", or capital expenditures in excess of 0.75% of revenue (the approximate average of the peer group), to provide greater comparability to other companies.

        In performing its selected publicly traded companies analysis with respect to KeyW, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating KeyW on a stand-alone public market trading basis with and excluding the estimated present value of KeyW's tax benefits as follows: (i) trading enterprise value / forward Adj. EBITDA multiple range of 12.0x – 14.0x plus tax benefits based on 2019E; (ii) trading enterprise value / forward Adj. EBITDA multiple range of 10.3x – 12.8x plus tax benefits based on 2020E; (iii) trading enterprise value / forward Adj. EBITDA multiple range of 12.0x – 14.0x excluding tax benefits based on 2019E; and (iv) trading enterprise value / forward Adj. EBITDA multiple range of 10.3x – 12.8x excluding tax benefits based on 2020E.

        Guggenheim Securities' selected publicly traded companies analysis resulted in an overall reference range of (i) $5.80 – $10.61 per share excluding the estimated present value of KeyW's existing tax benefits and (ii) $6.95 – $11.82 per share including the estimated present value of KeyW's existing tax benefits for purposes of evaluating KeyW's common stock on a stand-alone public market trading basis.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

        Guggenheim Securities performed various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

        KeyW Stock Price Trading History.    Guggenheim Securities indicated that during the 52 weeks prior to April 18, 2019 KeyW's stock price traded within a range of $6.12 – $10.06 per share and that the Offer Price reflected an 11.8% premium to the 52 week high.

        KeyW Wall Street Research Analyst Discounted Price Targets.    Guggenheim Securities reviewed selected Wall Street equity research analyst price targets for KeyW:

  •
  Guggenheim Securities reviewed selected public market trading price targets for KeyW's common stock as prepared and published by certain Wall Street equity research analysts prior to April 18, 2019. Such price targets reflected each equity research analyst's estimate of the future public market trading price of KeyW's common stock approximately one year in the future. Guggenheim Securities noted that the range of one-year equity research analyst price targets for KeyW's common stock was $8.00 – $11.00 per share. Using a discount rate of 12.50%, which reflected the midpoint of Guggenheim Securities' estimate of KeyW's cost of equity, Guggenheim Securities discounted such equity research analysts' price targets back one year to arrive at an illustrative range of present values for these target stock price targets. Guggenheim Securities' analysis of the present value of equity research analysts' future price targets implied a value per share of KeyW's common stock in the range of approximately $7.11 – $9.78 per share.

  •
  Guggenheim Securities noted that the public market trading price targets published by Wall Street equity research analysts do not necessarily reflect current market trading prices for KeyW's common stock, and such estimates are subject to various uncertainties, including the future financial performance of KeyW and future capital markets conditions.

        Premia Analysis.    Guggenheim Securities reviewed the premia paid in transactions in which U.S. public companies were acquired in transactions announced on or after April 18, 2014. Guggenheim Securities compared the price paid in the precedent transactions to the unaffected market price 1-day prior to the first public reference to each such precedent transaction to the same premium being offered to KeyW's stockholders in the transaction.

Precedent Premia Paid Analysis

1-Day Unaffected Premia
25th Percentile	18.2%
Median	31.4
75th Percentile	50.8
Jacobs/KeyW Transaction	43.1%

Note: Premia paid analysis includes transactions announced since April 18, 2014 with a U.S. public company target, 100% cash consideration, and a deal value between $500 million and $1.5 billion.

Other Considerations

        Except as described in the summary above, KeyW did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between KeyW and Jacobs and were approved by the Board of Directors. The decision to enter into the Merger Agreement was solely that of the Board of Directors. Guggenheim Securities' opinion was just one of the many factors taken into consideration by the Board of Directors. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the Board of Directors with respect to the fairness, from a financial point of view, to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement) of the Offer Price in connection with the Transactions.

        Pursuant to the terms of Guggenheim Securities' engagement, KeyW has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee currently is estimated to be $13,125,000. In connection with Guggenheim Securities' engagement, KeyW has previously paid Guggenheim Securities a cash milestone fee of $2,000,000 that became payable upon delivery of Guggenheim Securities' opinion, which will be credited against the foregoing cash transaction fee. In addition, KeyW has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

        As previously disclosed, Guggenheim Securities acted as financial advisor to KeyW in connection with its acquisition of Sotera Defense Solutions Inc., which closed in April 2017 and for which Guggenheim Securities received an agreed upon fee. In addition, during the past two years, officers of Guggenheim Securities who are assigned to this engagement have regularly called on and worked with KeyW's senior management and members of the Board of Directors in connection with various matters unrelated to the Transactions. Guggenheim Securities has not been previously engaged during the past two years by Jacobs to provide financial advisory or other investment banking services for which Guggenheim Securities received compensation. Guggenheim Securities may seek to provide KeyW, Jacobs and their respective affiliates with financial advisory and other investment banking services unrelated to the Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to KeyW, Jacobs, other participants in the Transactions and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to KeyW, Jacobs, other participants in the Transactions and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in KeyW, Jacobs, other participants in the Transactions and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to KeyW, Jacobs, other participants in the Transactions and their respective affiliates, the government services and defense sectors and the Transactions that differ from the views of Guggenheim Securities' investment banking personnel.

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer (other than Shares as to which such holder acts in a fiduciary or representative capacity, does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions).

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Pursuant to the terms of Guggenheim Securities' engagement, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the transaction) upon consummation of the transaction, which cash transaction fee currently is estimated to be $13,125,000. In connection with Guggenheim Securities' engagement, the Company has previously paid Guggenheim Securities a cash milestone fee of $2,000,000 that became payable upon delivery of Guggenheim Securities' opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

        Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer.

        The information set forth in Item 4. "The Solicitation or Recommendation" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        During the past 60 days, except for (i) the annual ordinary course awards of Company restricted stock to directors, and Company restricted stock unit and performance stock unit awards to executive officers, and (iii) executive officer purchases pursuant to the Company's Employee Stock Purchase Plan (each of which transactions in clauses (i) – (iii) above are reflected in the Share information and amounts in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates") no transactions with respect to Shares have been effected by the Company or, to the Company's knowledge, any of the Company's directors, executive officers, affiliates or any of the Company's subsidiaries.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

  •
  (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation.

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation—

Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions," which is incorporated by reference herein.

Conditions of the Offer.

        The information set forth in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required.

        On April 21, 2019, the Board of Directors adopted resolutions unanimously among those voting: (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth therein, (iii) resolving that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer, and (iv) resolving to recommend to the stockholders of the Company that they accept the Offer and tender their Shares pursuant to the Offer.

        If the Minimum Condition is satisfied, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 3-106.1 of the MGCL, without a vote by the Company's stockholders.

State Takeover Laws.

        A number of states (including Maryland, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        The Company is governed by the MGCL and the Company's charter and bylaws.

        Business Combinations.    Under the MGCL, certain "business combinations" between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five (5) years after the most recent date on which the interested stockholder became an interested stockholder, unless exempted from the operation of the statute. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute: (i) a sale, lease, transfer or other disposition, other than in the ordinary course of business or pursuant to a dividend or any other method affording substantially proportionate treatment to the holders of voting stock, of assets having an aggregate book value of 10% or more of the total market value of the corporation's outstanding stock or of its net worth; (ii) the issuance or transfer, by the corporation or any subsidiary thereof, of equity securities having an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock; (iii) the adoption of a plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an interested stockholder or any affiliate thereof; (iv) a reclassification of securities, or recapitalization of the corporation, or a merger, consolidation, or share exchange of the corporation with any of its subsidiaries that has the effect of increasing by 5% or more of the total number of outstanding shares, the proportionate amount of the outstanding shares of any class of equity securities of the corporation or any subsidiary of the corporation that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder; or (v) the receipt by any interested stockholder or affiliate thereof of the benefit of a loan, advance, guarantee, pledge or other financial assistance or any other tax credit or advantage provided by the corporation or its subsidiaries. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation's outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner directly or indirectly of 10% or more of the voting power of the then outstanding voting stock of the corporation, in each case after the date on which the corporation had at least 100 beneficial owners of its common stock.

        After the five-year prohibition, a Maryland corporation may engage in a business combination with an interested stockholder or an affiliate of an interested stockholder if, in addition to the vote required by law or the corporation's charter, the business combination is recommended by its board of directors and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested stockholder who will (or whose affiliate will) be a party to the business combination or by an affiliate or associate of the interested stockholder, voting together as a single voting group, although the stockholder vote requirement can be avoided if the business combination meets certain fair price standards as set forth in the statute. These provisions of the MGCL do not apply to business combinations that are approved or exempted by a corporation's board of directors prior to the most recent time that the interested stockholder became an interested stockholder. As permitted by this statute, the Company Board has exempted the Transaction from the foregoing provisions of the MGCL.

        Control Share Acquisitions.    The MGCL provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to those shares except to the extent approved by the stockholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding all "interested shares". "Interested shares" include shares of stock of the corporation that the acquirer, officers of the corporation or directors who are employees of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors. Except as otherwise specified in Title 3, Subtitle 7 of the MGCL, a "control share acquisition" means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares". "Control shares" are voting shares of stock that, except for the provisions of Title 3, Subtitle 7 of the MCGL, would, if aggregated with all other shares of the corporation's stock owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of voting power of shares of the corporation's stock in the election of directors within any of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares include shares only to the extent that the acquiring person, following the acquisition of the shares, is entitled to exercise or direct the exercise of voting power within any of the foregoing levels of voting power for which stockholder approval has not previously been obtained. Shares acquired within a 90-day period of or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

        The acquisition of shares in a merger, consolidation or share exchange effected under the MGCL is not considered a control share acquisition if the corporation is a party to the transaction. In addition, the control share provisions of the MGCL do not apply to shares acquired in acquisitions approved or exempted by a provision contained in the charter or bylaws of the corporation adopted at any time before the acquisition of the shares.

        The Company's bylaws contain a provision exempting any acquisition of the Company's stock by any person from the foregoing provisions governing control shares.

Notice of Appraisal Rights.

        No appraisal rights are available in connection with the Offer or the Merger.

Legal Proceedings.

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Transactions, including the Offer and the Merger.

Antitrust Compliance.

U.S. Antitrust Laws

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of a Premerger Notification and Report Form by Parent with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC"), or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material, the waiting period will be extended through the 10th day after the date of Parent's substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. eastern time of the next day that is not a Saturday, Sunday or federal holiday. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

        However, at any time before or after Merger Sub's acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Merger Sub or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

        The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the consummation of the Offer or the Merger may be delayed or fail to be completed.

        Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on April 26, 2019. At 3:35 p.m. New York City time on May 9, 2019, the parties received early termination of the HSR Act waiting period, effective immediately. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results and condition of the Company, please see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

Cautionary Note Regarding Forward-Looking Statements.

        The matters discussed in this Schedule 14D-9 may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "could", "expect", "estimate", "may", "potential", "will", and "would", or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

        In addition to factors previously disclosed in KeyW's reports filed with securities regulators in the United States and those identified elsewhere in this Schedule 14D-9, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Parent to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against KeyW, Parent or their respective stockholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the Offer to Purchase and the other conditions set forth in the Merger Agreement, including the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW's business; a delay in closing the Merger; business disruptions from the Offer to Purchase and the Merger that will harm KeyW's business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Offer to Purchase or the Merger; certain restrictions during the pendency of the Offer to Purchase or the Merger that may impact KeyW's ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates. For a more detailed discussion of these factors, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in KeyW's most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW's future filings. As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 13, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Sub and Parent, filed with the SEC on May 13, 2019).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on May 13, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Press Release, dated as of April 22, 2019, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 22, 2019).
(a)(5)(A)	Opinion dated April 21, 2019 of Guggenheim Securities, LLC to the Board of Directors of the Company (included as Annex I to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of April 21, 2019 among the Company, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on April 22, 2019).
(e)(2)	Confidentiality Agreement, dated February 14, 2019, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)
The KeyW Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(4)
Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(5)
Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(6)
Form of Restricted Stock Agreement for grants pursuant to The KeyW Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(7)
The KeyW Holding Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).

(e)(8)	Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 12, 2013).
(e)(9)
Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 12, 2013).
(e)(10)
Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 12, 2013).
(e)(11)
Form of The KeyW Corporation Non-Qualified Stock Options Agreement for non-plan grants (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(12)
Form of The KeyW Corporation Restricted Stock Agreement for non-plan grants (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(13)	Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(14)	Annual Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(15)	Form of Amended and Restated Warrant (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on July 27, 2010).
(e)(16)
The KeyW Holding Corporation 2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1/A (File No. 333-167608) filed with the SEC on September 20, 2010).
(e)(17)
The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Annex B to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC April 6, 2018).
(e)(18)
Form of Incentive Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 12, 2013).
(e)(19)
Form of Non-Qualified Stock Option Agreement for grants pursuant to The KeyW Holding Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 12, 2013).
(e)(20)
Form of Restricted Stock Agreement for grants pursuant to The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 12, 2019).

(e)(21)	Form of Restricted Stock Unit Agreement for grants pursuant to The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 12, 2019).
(e)(22)
Employment Agreement, dated August 25, 2015, between The KeyW Corporation and William J. Weber. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2015).
(e)(23)
Employment Agreement, dated May 23, 2016, by and between The KeyW Corporation and Michael J. Alber. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2016).
(e)(24)
Employment Agreement, dated May 9, 2017, between The KeyW Corporation and John Sutton. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 15, 2017).
(e)(25)
Employment Agreement, dated August 24, 2016, between The KeyW Corporation and Philip Luci. (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 16, 2018).
(e)(26)
Employment Agreement, dated April 4, 2017, between The KeyW Corporation and Kirk Herdman. (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 16, 2018).
(e)(27)
First Amendment of Employment Agreement, dated October 10, 2017, between The KeyW Corporation and Kirk Herdman. (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 16, 2018).
(e)(28)
First Amendment of Employment Agreement, dated June 1, 2018, between The KeyW Corporation and Philip Luci, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 6, 2018).
(e)(29)
First Amendment of Employment Agreement, dated March 11, 2019, between The KeyW Corporation and John Sutton. (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 12, 2019).
(e)(30)
Second Amendment of Employment Agreement, dated March 11, 2019, between The KeyW Corporation and Philip Luci, Jr. (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 12, 2019).
(e)(31)
Second Amendment of Employment Agreement, dated March 11, 2019, between The KeyW Corporation and Kirk Herdman. (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 12, 2019).
(e)(32)	Employment Agreement, dated May 9, 2017, between The KEYW Corporation and Marion Ruzecki.
(e)(33)	First Amendment to Employment Agreement, dated March 11, 2019, between The KEYW Corporation and Marion Ruzecki.

(e)(34)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed on April 9, 2019 (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A filed on April 9, 2019).
(e)(35)
Excerpts from the Company's Current Report on Form 8-K filed with the SEC on April 22, 2019 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 22, 2019).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE KEYW HOLDING CORPORATION
	By:	/s/ WILLIAM J. WEBER
		Name:	William J. Weber
		Title:	President and Chief Executive Officer
Dated: May 13, 2019

ANNEX I

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

April 21, 2019

The Board of Directors
The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076

Members of the Board:

        We understand that The KeyW Holding Corporation ("KeyW") and Jacobs Engineering Group Inc. ("Jacobs") intend to enter into an Agreement and Plan of Merger to be dated as of April 21, 2019 (the "Agreement"), pursuant to which Atom Acquisition Sub, Inc., a wholly owned subsidiary of Jacobs (the "Merger Sub") will (i) commence a tender offer to purchase all of the (subject to the Minimum Condition (as defined in the Agreement) and the other conditions set forth in the Agreement) outstanding shares of common stock of KeyW (the "Tender Offer") for $11.25 per share in cash (the "Offer Price") and (ii) following acceptance for payment of shares of KeyW common stock sufficient to satisfy the Minimum Condition, Merger Sub will be merged into KeyW (the "Merger" and, together with the Tender Offer, the "Transaction") and each share of KeyW common stock that is not tendered and accepted pursuant to the Tender Offer (other than shares canceled pursuant to Section 2.1(a) of the Agreement) will be canceled and converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Offer Price is fair, from a financial point of view, to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Agreement).

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed a draft of the Agreement dated as of April 21, 2019;

  •
  Reviewed certain publicly available business and financial information regarding KeyW;

  •
  Reviewed certain non-public business and financial information regarding KeyW's business and prospects (including certain financial projections for KeyW for the years ended December 31, 2019 through December 31, 2023 (the "Projections")), all as prepared and approved for our use by KeyW's senior management;

  •
  Reviewed the historical prices, trading multiples and trading activity of the common stock of KeyW;

  •
  Compared the financial performance of KeyW and the trading multiples and trading activity of the common stock of KeyW with corresponding data for certain publicly traded companies that we deemed relevant in evaluating KeyW;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

  •
  Performed discounted cash flow analyses based on the Projections; and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Projections, any other estimates and any other forward-looking information) provided by or discussed with KeyW or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Projections, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Projections, such other estimates and such other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of KeyW's senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Projections, such other estimates and such other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to (i) the Projections, any other estimates and any other forward-looking information provided by or discussed with KeyW, (a) we have been advised by KeyW's senior management and we have assumed, that the Projections, such other estimates and such other forward-looking information utilized in our analyses, including the realization of certain tax attributes, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of KeyW's senior management as to the expected future performance of KeyW and (b) we have assumed that the Projections, such other estimates and such other forward-looking information have been reviewed by KeyW's Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

        During the course of our engagement, we were asked by KeyW's Board of Directors to solicit indications of interest from potential acquirors regarding a potential transaction with KeyW, and we have considered the results of such solicitation process in rendering our opinion.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of KeyW or any other entity or the solvency or fair value of KeyW or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of KeyW's senior management and its other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to KeyW or its stockholders.

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) KeyW and Jacobs will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of KeyW and Jacobs contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on KeyW in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of common stock or other securities or financial instruments of or relating to KeyW may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

        We have acted as a financial advisor to KeyW in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Tender Offer and a portion of which is payable upon delivery of our opinion. In addition, KeyW has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        As previously disclosed, Guggenheim Securities, LLC ("Guggenheim Securities") acted as financial advisor to KeyW in connection with its acquisition of Sotera Defense Solutions Inc., which closed in April 2017 and for which we received an agreed upon fee. In addition, during the past two years officers of our firm who are assigned to this engagement have regularly called on and worked with KeyW's senior management and members of its Board of Directors in connection with various matters unrelated to the transactions contemplated by the Agreement. Guggenheim Securities has not been previously engaged during the past two years by Jacobs to provide financial advisory or other investment banking services for which we received compensation. Guggenheim Securities may seek to provide KeyW, Jacobs and their respective affiliates with financial advisory and other investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to KeyW, Jacobs, other participants in the Transaction and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to KeyW, Jacobs, other participants in the Transaction and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in KeyW, Jacobs, other participants in the Transaction and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to KeyW, Jacobs, other participants in the Transaction and their respective affiliates, the government services and defense sectors and the Transaction that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to KeyW's Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Recommendation Statement on Schedule 14D-9 to be distributed to holders of shares of KeyW common stock in connection with the Tender Offer.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to KeyW's Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of shares of KeyW common stock as to whether to tender any such shares pursuant to the Tender Offer. Our opinion does not address KeyW's underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for KeyW, the financing of the Transaction by Jacobs or the effects of any other transaction in which KeyW might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Agreement). We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement, or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of KeyW or Jacobs, other than common stock of KeyW. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of KeyW's or Jacobs' directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the stockholders of KeyW (other than shares canceled pursuant to Section 2.1(a) of the Agreement).

Very truly yours,

GUGGENHEIM SECURITIES, LLC